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JETOPTERA
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JETOPTERA™

INVEST IN **JETOPTERA**

Redefining Flight Through Bladeless Propulsion

Highlights

$1M+ Revenue

Earned over the last 12 months

Repeat Founder

Started a prior company with $2M+ in funding or revenue

Regular Updates

Founders have a strong track record of investor updates.

1. Pioneering a first-of-its-kind jet propulsion solution using fluidics

2   187 patents granted with 100+ pending

3 $6.1M+ in total revenue from commercial & military contracts

4 $22M invested in research and development

5   Prototypes in flight: J-55 UAV today and soon, J-500 Cargo VTOL

6   2-3X faster and 30dB quieter than helicopters and electric vertical & takeoff aircraft

7   Leadership from GE Aviation, Collins Aerospace, US Marine Corps, & Morgan Stanley

8   Tackling a $1T opportunity in Advanced Air Mobility - a rapidly developing sector in aviation

Team



Andrei Tristan Evulet   CEO/CTO/Co-Founder

Aerospace engineer and inventor w/30+ years experience. Former GE Tech Lead & Systems Engineer for the revolutionary GE9X turbofan. Inventor with 100+ patents. Rutgers University PhD in Mechanical and Aerospace Engineering.





Simina Farcasiu   CFO and Co-Founder

3x Founder & Entrepreneur. Co-founded hedge fund with peak AUM of $1.4B. Former Belstar Management Company CIO & Merrill Lynch Managing Director. CEO and Founder Lower48 Analytics. Princeton AB. University of London PhD.



Todd E Newton Vice President of Business Development

LtCol, U.S. Marine Corps. 27-years of experience in aerospace, defense aerospace & business development at UTC Aerospace Systems; Textron Systems; ISR&T; L3Harris WESCAM; and UAS (total system development & production). Oregon State University BA.



Denis Dancanet Chairman of the Board of Directors and Co-Founder

Hedge fund exec & private pilot. President of Cubist Systematic Strategies ($17B AUM investment arm of Point72 Asset Management). Former Partner at PDT Partners. Morgan Stanley Managing Director. UPenn BA. Carnegie Mellon PhD in Computer Science.



Memo

Where speed meets silence





Jetoptera is an aerospace company pioneering breakthrough aircraft and propulsion technology to lead the $1 trillion advanced air mobility revolution.

By removing noisy rotors and spinning propellers, our bladeless **Fluidic Propulsive System**® (**FPS**®) delivers the speed and efficiency of a jet with the vertical freedom of a helicopter - without the noise. As a result, our aircraft can go where others have never gone before, expanding the world of aerial mobility as we know it.



Our technology is already in flight, supported by commercial and defense contracts totaling more than $6 million in revenue and 187 granted patents. We are raising to accelerate the development and certification of our technology, turning years of proven in-flight and defense-backed validation into commercial products ready for the global market.

Aviation can't evolve on propellers

Legacy vertical flight aircraft depend on large, exposed rotors. They're loud, hazardous in tight spaces, complex to maintain, and fundamentally speed-limited.

Legacy VTOL approaches

HELICOPTER
Slow, big footprint, loud, complex, expensive

TILTROTOR
Huge footprint, loud, very complex, very expensive

HARRIER
Extremely loud, complex, expensive and hot exhaust

EVTOL
Slow, big footprint, complex, low battery energy density



Challenges with today's vertical flight systems

NOISE:

SAFETY & ACCESS



Helicopters exceed 90 dB,
disrupting communities and wildlife.

Rotor strike risks
require wide landing zones

SPEED & EFFICIENCY

Conventional designs
cruise around 120 mph

ENERGY RIGIDITY

Battery-based eVTOLs face
range and recharge limits

The world needs vertical flight that is quiet enough for cities, safe around people and infrastructure, fast enough for regional trips, and flexible enough to adopt both today's and tomorrow's fuels.

A new kind of propulsion: quiet, powerful, and elegantly simple

JETOPTERA™

At Jetoptera, we 're building a new class of aircraft around bladeless propulsion. Our Fluidic Propulsion System® (FPS®) replaces spinning propellers with a jet stream of pure, accelerated airflow, transforming how thrust and lift are generated.

Because FPS® uses air rather than rotating metal, it is lighter, safer, and far less complex than traditional propulsion. Our system produces minimal vibration and noise, and allows the entire airframe to function in aerodynamic synergy with the propulsor.

How it works

A compact turbocompressor channels compressed air through fluidic nozzles that accelerate flow along the airframe, generating lift and thrust simultaneously, without exposed moving parts.

FPS Performance | Compared to rotorcraft/eVTOL solutions

◁⟩	ACOUSTIC SIGNATURE	~60–70 dB (street-level quiet) ~30–40 dB quieter
☑	ACCESS	Unrestricted
◠	CRUISE SPEED	~230 mph | 2–3× faster
▭⟩	ENERGY FLEXIBILITY	Compatible with all type of energy: Sustainable Aviation Fuel, hydrogen, or traditional jet fuel



A New Propulsion For VTOL:
The Fluidic Propulsion System (FPS™)



LOW NOISE

Significantly quieter than helicopters or turbofans. Expect <50 dBA @ 400 ft

FAST

Speeds 200–400+ kn; retract thrusters at higher speeds

RELIABLE

Well understood, dependable, easy to certify gas turbine

DISTRIBUTED PROPULSION

Better coverage for higher portion of upper wing

FLUIDIC BLOWN WING

Make wing work on vertical takeoff

LOWER COST

Both to acquire and maintain

THRUST + LIFT AUGMENTATION

MULTIPLE CONFIGURATIONS



THRUST + LIFT AUGMENTATION
Never been combined before

MULTIPLE CONFIGURATIONS
Very compact, high L/D

SIMPLE
Single system for VTOL and forward flight with no propellers

We expand where aircraft can operate and what they can do. Because we don't rely on battery technology, our system delivers more power, flies longer between maintenance, and costs much less to operate than hybrid or electric aircraft.

These advantages combined with the lack of noisy and dangerous rotors mean we can fly where others can't: closer to hospitals and schools, into smaller landing zones, above wildlife corridors, and from city-to-city at jet-class cruise without a runway.

Meet the aircraft of the future

J-Series: The Disruptor

GE HONDA HF120
ENGINE, SAFRAN OR GE

1000 LBF THRUSTER
UNDER DEVELOPMENT

6210mm

6432mm

250 LBF FRONT
THRUSTER VALIDATED

1340mm

CARBON FIBER
PRANDTL BOX WING

JETOPTERA
2000

EANAN

1119mm

2020mm


W
NW
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Uses a turbofan/ turbocompressor for air source
Uses a pneumatic conduit system
Thrust augmentation at the thrusters
Light and Vectoring thrusters
This system allows a cruise sized engine to be used as turbofan for cruise and thrust augmenting at take off and hover.

We're adapting our FPS® to a range of aircraft from powered parafoils to high-speed vertical take-off and landing (HSVTOL) for military applications to air taxis.

MODEL	ROLE	PAYLOAD	SPEED	RANGE	STATUS
J-55	UAV / Surveillance	10 lb	115 mph	60 mi	Flight Tested
J-500	Cargo VTOL	110 lb (50 kg)	230 mph	250 mi	Prototype Tested
J-2000	2-Seat Trainer	800 lb	230 mph	500 mi	In Development
J-4000	4-Seat Aircraft	1,600 lb	230 mph	500 mi	Design Phase
J-7500	High-speed VTOL jet for medevac	Regional-jet range	—	—	Concept Phase

Defense-Tested. Industry-Validated. Media-Endorsed



We've earned trust across commercial and defense programs, including collaborations with Pratt & Whitney, Van Der Lee, and multiple U.S. Department of War agencies.

We've been awarded seven U.S. military contracts totaling $3.3M+ to date. We're proud to be sponsored by the US Special Operations Command and Air Force Special Operations Command, as well as to have received the 2022 HSVTOL

Contract from AFWERX, the innovation arm of the Department Air Force (one of 11 funded from more than 200 entrants).



Featured in:

GeekWire | POPULAR MECHANICS | AVIATION WEEK NETWORK

FutureFlight | Electric VTOL News™ by the Vertical Flight Society | UNCREWED systems TECHNOLOGY

Proven in flight, poised to scale

We've proven market demand, government confidence, and independent validation of our technology.

At the 2025 Paris Air Show, we publicly demonstrated our flagship turbocompressor, the compact jet engine that powers our FPS®. This demonstration confirmed stable operation, consistent thrust, and seamless integration between the engine and the fluidic nozzles – ultimately proving that we're ready for commercial development.

In addition, Jetoptera has secured protection for every major aspect of its propulsion and aircraft design, creating one of the strongest intellectual property portfolios in advanced aviation.

SINCE OUR LAST RAISE:



INVESTED $10M MORE INTO R&D



SECURED 64 NEW PATENTS



OBTAINED FIRST DARPA SUBCONTRACT



ACHIEVED INDEPENDENT VALIDATION OF 300-LBF THRUSTER



BUILT THE FIRST PARAFOIL PROPULSION SYSTEM FOR THE U.S. MILITARY



DEMONSTRATED 10× FASTER CONTROL RESPONSE THAN PROP-BASED SYSTEMS



GENERATED $3M IN NEW COMMERCIAL REVENUE (INCLUDING A J-55 SALE AND FIRST J-500 CARGO CONTRACT)



Engineering the future of aviation







ANDREI EVULET
CEO/CTO, CO-FOUNDER

Credentials:
- Ex-tech lead at GE Aviation
- Record-breaking aerospace engineer
- 100+ patents
- PhD Aerospace, Rutgers
- BS UMIST, MS PIB

RUTGERS TEDx GE

SIMINA FARCASIU
CFO, CO-FOUNDER

Credentials:
- CIO, PM Hedge fund
- MD Bear Stearns, Merrill Lynch
- PhD U. London, AB Princeton

PRINCETON UNIVERSITY MERRILL A BANK OF AMERICA COMPANY

DENIS DANCANET
CHAIRMAN/BOD, CO-FOUNDER

Credentials:
- PhD CS, Carnegie Mellon
- Partner quant hedge fund
- MD at Morgan Stanley
- Private pilot
- BS & BA UPenn

Carnegie Mellon University Morgan Stanley Penn

TODD NEWTON
VP BUSINESS DEVELOPMENT

Credentials:
- LtCol US Marine Corps
- Numerous deployments
- 26-year experience in Defense
- Aerospace, multiple roles
- BS & BA UPenn

Collins Aerospace L3 Technologies TEXTRON

Jetoptera was dreamed up by a team of industry vets and aviation enthusiasts - and together we are making our dreams come true. Our team has decades of experience with the most notable aerospace, military, and finance organizations including GE, L-3 Wescam, Collins Aerospace, Textron Systems, US Marine Corps, and Morgan Stanley.

We have the track record of building - and flying! - unmanned and manned aircraft, and the experience required to bring a revolutionary flying concept to the mass market.

A $1T market as big as

the sky itself

By bringing game changing innovation to aviation AND significantly expanding the use cases of aircraft, we are disrupting four key multi-billion dollar segments: general aviation, commercial drones, military applications, and helicopters.



10x growth
$105B
$25B General Aviation
$30B Commercial Drones
$49B Helicopters
$2B Military
2022
Physical sales
(except general aviation)
$1T
$20B Airlines
$520B Transport / Logistics
$460B Autos / Shared Mobility
$10B Military
2040
Includes hardware, software & services

Currently the combined market across these segments is valued at $105B based primarily on physical sales of aircraft. By 2040, the advanced air mobility market is projected to grow 10x to $1T with the addition of new hardware, software, and services for the shared mobility, airline, transport/logistics, and military industries.

Advanced Air Mobility: new solutions for urban and regional transport

A new transportation system market: $1 trillion by 2040

MEDICAL
Low Altitude Medical Emergency and Healthcare



AIR TAXI
Public Service, Vertiport or Ride-Hailing Passenger Transport



DISASTER RELIEF
Unmanned/Manned rapid deployment for Emergency Response



LOW POLLUTION
Urban and Regional operations with reduced noise, footprint and emissions



CARGO DELIVERY
Rapid Delivery of Goods including last mile food and medication



New FAA rules are also paving the way for growth. One set will soon allow larger drones to fly beyond the pilot's line of sight without special approval, and another will enable Jetoptera's two-seat and four-seat aircraft to be sold to private owners for recreation and testing. These changes make it easier for Jetoptera to generate revenue and build flight experience as we move toward certification.

Milestones that lead to lift off



2018-2024
J-55
FLIGHT DEMO
COLLBORATIONS
STTR/SBIR
PP-FPS®
LRPADS
U.S.ARMY
2025
MILITARY REVENUES
CIVILIAN CARGO
2026-2027
HEDWIG-500
J-2000 PROTOTYPE & CARGO
TEST LARGER ENGINES

2028 — MANNED PROTOTYPE FOR COMMERCIAL USE

J-2000 MANNED PROTOTYPE

J-4000 PROTOTYPE

2029

J-2000 SALES

J-4000 SALES

2030 — LAUNCH SALES OF COMMERCIAL & CONSUMER MANNED AIRCRAFT

J-7500

GENERAL AVIATION

With a gigantic market opportunity and FAA rules serving as tailwinds, we are at a pivotal stage of growth — moving from proven technology to commercial execution. We've already identified the right subcontractors and components for this next phase of growth, proven our turbocompressor can scale, and successfully tested the pneumatics and larger thruster design first envisioned in 2019.



We have invested $22M into R&D and generated $6.1M+ in commercial and defense revenue to date. This next round of funding will enable us to further commercialize our J-500 cargo drone while advancing engineering on the J-2000, our first passenger aircraft (equivalent to a 2-seat Ferrari) targeted for commercialization in 2027, and then scale significantly from there.

By 2031, we anticipate revenue to near $2B from four main sources:

1. Cargo drones for commercial and military use

2. Commercial and personal mobility

3. Medevac

4. Fluidic Propulsion Technology Components

The next multi-billion-dollar flight company

Commercial air-mobility firms can reach multi-billion dollar valuations.

COMPANY	OUTCOME	VALUATION / MARKET CAP*	NOTES
JOBY AVIATION (NYSE: JOBY)	Public	~$14.8 B market cap (Oct 2025)	Leader in eVTOL; validated investor demand for advanced air mobility.
ARCHER AVIATION (NYSE: ACHR)	Public	~$1.6 B market cap (Oct 2025)	Developing electric air taxis; backed by United Airlines and Stellantis.
BETA TECHNOLOGIES	Public	Targeting ~$7.2 B IPO valuation	Hybrid-electric aircraft developer; illustrates strong investor appetite.
AIRBUS (SE: AIR)	Public	~$100 B market cap	Major aerospace OEM; investing in CityAirbus NextGen eVTOL program.
BOEING (NYSE: BA)	Public	~$115 B market cap	Global aerospace leader; actively investing in advanced air mobility through Wisk Aero.

* VALUATIONS/MARKET CAPS AS PUBLICLY REPORTED; SUBJECT TO MARKET FLUCTUATIONS.
SOURCES: (STOCKANALYSIS) (THE TECH BUZZ) (COMPANIESMARKETCAP)

The advanced air mobility sector is already attracting multi-billion-dollar valuations and strategic investment from the world's largest aerospace players.

Jetoptera's Fluidic Propulsion System® (FPS®) delivers a fundamentally more efficient, quieter, and scalable alternative to existing electric and hybrid VTOL technologies. With proven defense traction and a clear path to commercialization, Jetoptera is positioned to become the next major success story in this fast-growing trillion-dollar market.

[Forward looking projections cannot be guaranteed].

Back the future, then see it fly


$25,000+
Dinner with CEO/CTO Andrei Evulet! (Travel & accommodation not included).
$100,000+
Come witness a test flight of the J-500 when it's in the air! We will cover 2 nights of lodging and ground transportation

Invest in bladeless flight and own a piece of history



For a century, flight has been powered by spinning blades. We are ending that era.

We've proven that our bladeless propulsion works: it's faster, quieter, and more efficient than any vehicle flying today. Our aircraft are opening new airspace for healthcare, logistics, emergency response, and everyday travel.

Now, we're ready to scale. Your investment accelerates the leap from prototype to production, from demonstration to global adoption. Be part of the team that ends the rotor age and launches the era of bladeless flight.

Invest in Jetoptera: Help us redefine flight so it's faster, quieter, cleaner, and freer than ever before.



JETOPTERA™

Invest in a new
era of aviation

JETOPTERA
2000